Willamette Family of Funds
Supplemental Information

Results of Shareholder Meeting
(Unaudited)

Proxy:
On May 9, 2000, a special meeting of the shareholders of The
Willamette Value Fund (a Series of the Coventry Group) was held to consider various proposals. The actual vote tabulations for the various proposals are as follows:

Willamette Value Fund

Proposal 1.  	Approval of the amendment to the Investment
Advisory Agreement between The Coventry Group, with respect to
Willamette Value Fund, and Willamette Asset Managers, Inc.

For	 1,089,985
Against	     4,171
Abstain     17,151

Proposal 2.	Approval of a new sub-investment agreement among
The Coventry Group, with respect to Willamette Value Fund,
Willamette Asset Managers, Inc. and The Bank of New York.

For	   1,089,855
Against	       3,878
Abstain	      17,574